May 29, 2025

John Pavelski
Chief Executive Officer
Carlyle Private Equity Partners Fund, L.P.
1001 Pennsylvania Ave.
Suite 220 South
Washington, D.C. 20004

        Re: Carlyle Private Equity Partners Fund, L.P.
            Registration Statement on Form 10-12G
            Filed May 2, 2025
            File No. 000-56746
Dear John Pavelski:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12G
General

1. We have referred this filing to the staff of the Division of Investment Management for assessment of your status under the Investment Company Act of 1940. Staff in that division may contact you separately in connection with their review.
2. Please confirm your understanding that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, and you are not required to register pursuant to Section 12(g) of the Exchange Act, you may consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.
 May 29, 2025
Page 2

Item 1. Business, page 1

3. Please expand your business section to include a plan of operations for the next twelve months. In the discussion of your planned activities, include specific information regarding material events or steps required to pursue your planned activities, including any contingencies such as raising additional funds.
4. We note your disclosure on pages 88 and 91 relating to the "platform arrangements,"
       stating that the fund may create, invest or co-invest with third parties in investment platforms. Please revise your business section to describe such "platform arrangements." Similarly, noting your disclosure on page 101 where you state that you may invest in loans either through primary issuances or in secondary transactions
       "including potentially on a synthetic basis," please revise your disclosure in the business section to provide additional details on these types of transactions.
(a) General Development of Business, page 1

5. With respect to the continuous private offering and redemption program, please provide us with a legal analysis that supports your apparent belief that Regulation M would not prohibit redemptions during the offering.
6. Please explain briefly what you mean by the fund being "structured as a perpetual life strategy," as referenced in the second paragraph of this section.
The General Partner and the Investment Advisor, page 4

7. Please revise your disclosure to provide additional information regarding the general partner's background, including its key personnel and any previous roles in managing funds, including any sector specific experience. In addition, please provide more detailed information regarding the general partner's performance history.
Valuation, page 17

8. We note that you intend to calculate NAV monthly. Please clarify whether any third party will expertise any of the quantitative NAV disclosures, such as valuation of the company's assets.
Item 1A. Risk Factors, page 32

9. We note that your risk factors appear under short phrases such as "software code protection," "third-party infringement claims," "investment in debt," and other similar phrases. Please revise the entire risk factors section to include each risk factor under a subcaption that adequately describes the risk. Refer to Item 105(a) of Regulation S-K.
Certain General Risks Relating to Investments in the Fund, page 32

10. We note your disclosure that "[a]dditional risks and uncertainties not currently known to the Fund, or that have not been noted in this Registration Statement, also may have a negative or adverse effect, which could be material, on the performance of the Fund and the value of the Units." Please remove the reference to risks and uncertainties
       "that have not been noted in this Registration Statement" or revise to clarify that you have included all known material risks. Refer to Item 105 of Regulation S-K.
 May 29, 2025
Page 3

Liquidity Requirements, page 41

11. We note your disclosure that the fund "will have significant liquidity requirements."
       Please disclose the specific liquidity requirements you are referencing here.
Forward-Looking Statements; Opinions and Beliefs, page 61

12. We note your disclosure on top of page 62 that "none of Carlyle, the Fund, the
       General Partner, any of their respective affiliates or any of their respective directors, officers, employees, members, partners or shareholders assumes any responsibility for the accuracy or completeness of such information." Because this disclaimer does not appear to be consistent with your disclosure obligations, please remove it.
The Authentix Matter, page 73

13. We note your disclosure here relating to the Authentix legal action. Please revise the registration statement to include Item 103 of Regulation S-K disclosure or tell us why you have not included it. If applicable, update your disclosure related to the appeal.
       Refer to Item 8 of Form 10.
Fortitude Reinsurance-Related Strategic Asset Management Relationships, page
155

14. Please briefly describe the "certain advisory services" you are referring to in the penultimate paragraph on page 155.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page
170

15. We note your disclosure that the general partner has made an initial capital contribution of $1,000 in cash, in exchange for 40 Class C Units. Please add a beneficial ownership table that identifies your beneficial owner(s), as required by Item
       403 of Regulation S-K. Refer to Item 4 of Form 10.
Item 5. Directors and Executive Officers
Biographical Information, page 171

16. Please discuss your directors' specific experience, qualifications, attributes or skills that led to the conclusion that these persons should serve as directors. Refer to Item
       401(e) of Regulation S-K.
 May 29, 2025
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601
with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:   Rajib Chanda, Esq.